Exhibit 99.1

OI S.A. – IN JUDICIAL REORGANIZATION

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT FROM THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL
HELD ON 28 MARCH 2021.

As secretary of the meeting of the Fiscal Council, I hereby CERTIFY that the item (2) of the agenda of the meeting of the Fiscal Council of Oi S.A. – in Judicial Reorganization held on March 28, 2021, at 4:00 pm, by video conference, reads as follows:

“Moving on to item (2) of the Agenda, Mr. David Tavares Nunes presented the Company's results for the 4th quarter of 2020 and the Financial Statements for the fiscal year ended on December 31, 2020. Mr. David Tavares Nunes contextualized the Fiscal Council on the need for accounting carve out for segregation of accounting balances related to discontinued operations, in compliance with the requirements of CPC 31 (IFRS 05) - Non-Current Assets Held for Sale and Discontinued Operation, clarifying the perimeter involved and presenting the consolidated result considering the discontinued operations, the amounts involved, the stages of the project and a comparison between the financial databook and the accounting carve out. The questions raised by the members of the fiscal council about the financial statements for the fiscal year ended on December 31, 2020, were clarified and the suggestions of the directors received over the last week were implemented. Then, Mr. David Tavares Nunes gave the floor to Mr. Luiz Gustavo Pereira dos Santos, representative of BDO, who commented on the status of completion of the audit work, highlighting the areas of focus, the most significant topics of the audit in the fiscal year 2020, concluding that the financial statements adequately present, in all relevant aspects, the individual and consolidated equity and financial position of the Company on December 31, 2020. After examining the matter, the Fiscal Council unanimously gave a favorable opinion to the Financial Statements and other documents established in Article 133 of Law No. 6,404/76, referring to the fiscal year ended on December 31, 2020, understanding that they are in conditions to be submitted to the Annual and Extraordinary Shareholders' Meeting of the Company, according to the draft of the attached opinion (Attachment I). The Fiscal Council member Raphael Manhães presented questions that were answered and justified by the Company and he made a reservation regarding the completeness of the information in note 27 of the Explanatory Notes to the Financial Statements for the year ended on December 31, 2020, under the terms of the Voting Manifestation that becomes part of these minutes as Attachment II. ”.

Present all the members of the Fiscal Council and signed by the following members: Mr. Pedro Wagner Pereira Coelho, Mr. Alvaro Bandeira, Mrs. Daniela Maluf Pfeiffer and Mr. Raphael Manhaes Martins.

Rio de Janeiro, March 28, 2021.

Arthur Jose Lavatori Correa

Secretary of the Meeting